82-34631

JCDecaux

05012033

SEC MAIL RECEIVED PROCESSING
OCT 24 2005
WASH., D.C. 199 SECTION

United States Securities and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

SUPPL

Neuilly-sur-Seine, 18th October 2005

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File ~~82-5247~~
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- a notice inserted in the French "Bulletin des Annonces Légales Obligatoires" dated 12th October 2005 in relation to half year financial statements.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, stephanie.hartanerot@jcdecaux.fr, or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Stéphanie Hartanérot
Legal Affairs
Head of the Stock Market / Company Law Department

PROCESSED
OCT 25 2005
THOMSON FINANCIAL

Enc.

dlw 10/25

été pris en compte, le second semestre ne devrait pas modifier de façon significative les bons résultats enregistrés au 30 juin 2005. La Direction maintient son objectif de rentabilité accrue pour 2005.

IV. — **Tableau des flux de trésorerie.**

(En milliers d'euros.)

	Au 30/06/05	Au 31/12/04
I. Flux de trésorerie liés à l'activité :		
Résultat net	2 064	822
Dotation aux amortissements	145	294
Provision sur titres immobilisés	381	251
Provisions pour risques et charges	602	553
Reprise provision pour charges	– 8	– 989
Plus-values de cession		
Marge brute d'autofinancement	3 184	931
Variation du besoin en fonds de roulement liés à l'activité	420	557
Flux net de trésorerie généré par l'activité	3 604	1 488
II. Flux de trésorerie lié aux opérations d'investissement :		
Acquisitions d'immobilisations	– 35	– 63
Acquisitions titres d'activité de portefeuille	– 746	– 17
Acquisitions actions propres	0	– 164
Acquisition d'autres immobilisations financières	0	– 63
Cession d'immobilisations	3	51
Cession titres d'activités de portefeuilles	1 241	29
Cession actions propres	56	
Remboursement de prêts et cautionnements	3	1 200
Flux de trésorerie lié aux opérations d'investissement	522	973
III. Flux de trésorerie liés aux opérations de financement :		
Dividende versé aux actionnaires	– 270	– 182
Flux de trésorerie lié aux opérations de financement	– 270	– 182
IV. Variation de Trésorerie	3 856	2 279
Trésorerie d'ouverture	10 906	8 627
Trésorerie de clôture	14 762	10 906
Variation	3 856	2 279
IV. Variation de Trésorerie	3 856	2 279
Trésorerie d'ouverture	10 906	8 627
Trésorerie de clôture	14 762	10 906
Variation	3 856	2 279

V. — **Annexes.**

Les informations communiquées ci-après font partie intégrante des comptes intermédiaires au 30 juin 2005 arrêtés par le conseil d'administration du 20 septembre 2005.

1. Faits marquants sur le premier semestre 2005 :

— Le 17 mai 2005, la société a distribué au titre de l'exercice 2004 à ses actionnaires un dividende de 0,30 € par action, qui ouvre droit au profit des personnes physiques à l'abattement de 50 % calculé sur la totalité de son montant conformément aux nouvelles dispositions en vigueur au 1er janvier 2005 ;

— Le 22 mars 2005, la société été assignée devant le tribunal de commerce de Paris par une personne physique alléguant sa responsabilité pour des activités cédées entre-temps à la société de bourse Portzamparc et concernant les années 1999 et 2000. Cet événement n'est pas, sur la base des éléments disponibles à ce jour, de nature à modifier les comptes de la situation ;

— L'augmentation des produits financiers (en hausse de plus de 100 %) est essentiellement due au montant encaissé des dividendes de la Française des jeux au titre de 2004 passant de 1 439 K€ à 2 956 K€ ;

— Le portefeuille de capital investissement a évolué : la prise de participation la plus importante du portefeuille a été cédée dégageant une plus-value nette de 726 K€, de nouveaux dossiers de participation ont été finalisés sur la période ;

— Les frais de fonctionnement sont restés stables ;

— Le coût net du risque est faible pour la période et correspond environ à 1 % des engagements.

2. Principes et règles comptables. — Les méthodes comptables et les modalités de calcul adoptées pour la situation semestrielle sont identiques à celles utilisées pour l'élaboration des comptes annuels et ne demandent pas de développement particulier.

3. Eléments significatifs intervenus au cours du premier semestre 2005 :

— Une provision pour litiges résultant des anciennes activités cédées, a été comptabilisée pour un montant de 100 K€ ;

— Une provision pour charges exceptionnelles résultant de l'adoption de la dix-septième résolution de l'assemblée générale du 27 avril 2005 a été constituée pour un montant de 502 K€ : l'attribution éventuelle d'actions gratuites a été provisionnée intégralement. Le principe de déductibilité fiscale a été retenue pour la situation semestrielle. Dans l'hypothèse où cette provision s'avérerait non déductible suite à une clarification de ce point par l'administration fiscale, l'impôt correspondant s'élèverait à 170 K€.

VI. — **Rapport des commissaires aux comptes sur l'examen limité des comptes semestriels.**

En notre qualité de commissaire aux comptes et en application de l'article L. 232-7 du Code de commerce, nous avons procédé à :

— L'examen limité du tableau d'activité et de résultats présenté sous la forme de comptes intermédiaires de la société S.A. Idsud, relatifs à la période du 1er Janvier 2005 au 30 juin 2005, tels qu'ils sont joints au présent rapport ;

— La vérification des informations données dans le rapport semestriel.

Ces comptes intermédiaires ont été établis sous la responsabilité de votre conseil d'administration. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.

Nous avons effectué cet examen selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes intermédiaires ne comportent pas d'anomalies significatives. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en œuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente les informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause la régularité et la sincérité des comptes intermédiaires et l'image fidèle qu'ils donnent du résultat des opérations du semestre ainsi que de la situation financière et du patrimoine de la société à la fin de ce semestre.

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes intermédiaires sur lesquels a porté notre examen limité.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes intermédiaires.

Le 30 septembre 2005.

Les commissaires aux comptes :

MARCEL VIRZI-LAZCANIA ; JACQUES VAYSSE-VIC.

98218

SOCIÉTÉ NOUVELLE D'INVESTISSEMENTS ET DE GESTIONS (S.N.I.G.)

(Filiale à 99,99 % de Vivendi Universal.)

Société anonyme au capital de 9 138 843 €.
Siège social : 59 *bis*, avenue Hoche, 75008 Paris.
592 064 992 R.C.S. Paris.

Les comptes annuels de l'exercice 2004, approuvés par l'assemblée générale ordinaire du 6 juin 2005, ont été publiés dans le journal d'annonces légales « Les petites affiches » du 4 octobre 2005, pages 37 et 38.

98269

JCDECAUX SA

Société anonyme à directoire et conseil de surveillance au capital de 3 384 787,64 €.
Siège social : 17, rue de Soyer, 92200 Neuilly sur Seine.
307 570 747 R.C.S. Nanterre.
Exercice social : du 1er janvier au 31 décembre.

A. — **Comptes consolidés intermediaires.**

I. — **Bilan consolidé au 30 juin 2005.**

(En millions d'euros.)

Actif	30/06/05	30/06/04	31/12/04
Immobilisations incorporelles (net)	96,2	34,3	40,9
Ecarts d'acquisition (net)	1 055,8	1 040,7	1 041,2
Immobilisations corporelles (net)	902,2	895,3	888,0
Titres mis en équivalence	211,0	212,3	209,7
Investissements financiers	4,1	11,3	6,9
Autres actifs financiers (net)	26,4	18,5	17,6
Impôts différés actif (net)	7,2	7,1	7,2
Créances d'impôts sur les sociétés	0,9	0,9	0,9
Autres créances (net)	32,2	28,6	28,1
Actifs non courants	2 336,0	2 249,0	2 240,5

Actif	30/06/05	30/06/04	31/12/04
Stocks (net)	88,2	97,8	75,8
Clients et autres débiteurs (net)	540,4	518,4	500,2
Créances d'impôts sur les sociétés	17,7	16,1	1,4
Instruments financiers	2,4	0,0	0,7
Trésorerie et équivalents de trésorerie	61,9	55,2	52,7
Actifs courants	710,6	687,5	630,8
Total actif	3 046,6	2 936,5	2 871,3

Passif	30/06/05	30/06/04	31/12/04
Capitaux propres :			
Capital	3,4	3,4	3,4
Primes	938,9	925,6	933,2
Réserves consolidées	673,2	514,7	507,4
Résultat net	83,3	69,3	156,2
Capitaux propres part du groupe	1 698,8	1 513,0	1 600,2
Intérêts minoritaires	– 22,5	– 17,9	– 16,4
Capitaux propres	1 676,3	1 495,1	1 583,8
Provisions pour risques et charges	149,1	145,2	152,6
Impôts différés passif	91,7	73,2	78,8
Dettes financières	524,8	652,0	507,4
Autres dettes	0,4	4,7	2,5
Passifs non courants	766,0	875,1	741,3
Provisions pour risques et charges	11,9	11,6	9,7
Dettes financières	27,5	26,8	23,9
Instruments financiers	20,2	28,2	36,5
Fournisseurs et autres créditeurs	484,0	435,0	435,3
Impôt à payer	43,0	37,1	26,2
Concours bancaires	17,7	27,6	14,6
Passifs courants	604,3	566,3	546,2
Total passif	3 046,6	2 936,5	2 871,3

II. — Compte de résultat consolidé au 30 juin 2005.

(En millions d'euros.)

	Premier semestre 2005	Premier semestre 2004	2004
Chiffre d'affaires net	833,7	790,4	1 627,3
Coûts directs d'exploitation	– 456,6	– 426,9	– 871,1
Coûts commerciaux, généraux et administratifs	– 148,0	– 144,6	– 291,9
Marge opérationnelle	229,1	218,9	464,3
Dotations aux amortissements et provisions nettes	– 67,3	– 69,6	– 141,2
Pièces détachées maintenance	– 13,6	– 12,9	– 37,3
Autres produits et charges	– 9,9	– 0,7	1,3
Résultat d'exploitation	138,3	135,7	287,1
Résultat financier	– 9,7	– 16,2	– 31,6
Impôts sur les bénéfices	– 45,2	– 45,2	– 93,6
Quote-part dans les résultats des sociétés mises en équivalence	4,3	3,3	6,5
Résultat net avant perte de valeur des écarts d'acquisition et avant résultat des activités arrêtées ou en cours de cession	87,7	77,6	168,4
Perte de valeur des écarts d'acquisition		– 3,0	– 3,0
Résultat net de l'ensemble consolidé	87,7	74,6	165,4
Part des minoritaires dans le résultat	4,4	5,3	9,2
Résultat net part du groupe	83,3	69,3	156,2

	Premier semestre 2005	Premier semestre 2004	2004
Bénéfice net par action (en euros) (1)	0,376	0,313	0,705
Bénéfice net par action dilué (en euros) (1)	0,374	0,313	0,704
Nombre moyen pondéré d'actions (1)	221 794 960	221 400 870	221 411 893
Nombre moyen pondéré d'actions (dilué) (1)	222 630 999	221 596 761	221 808 944

(1) Déduction faite du rachat par JCDecaux SA de ses actions propres sur 2002, annulées en 2005.

III. — Tableau des flux de trésorerie au 30 juin 2005.

(En millions d'euros.)

	Premier semestre 2005	Premier semestre 2004	2004
Résultat net avant impôt	132,9	119,8	259,1
Quote-part / résultat des sociétés mises en équivalence	– 4,3	– 3,3	– 6,5
Dividendes reçus des sociétés non consolidées	– 0,1	– 0,2	– 0,3
Charges liées aux plans de stock options	2,1	1,7	3,5
Dotations nettes aux amortissements et provisions	65,1	73,0	145,5
Plus et moins-values de cession	0,2	0,8	– 0,5
Charges d'actualisation	4,0	4,0	7,9
Intérêts financiers nets	9,7	11,0	20,8
Dérivés financiers et écarts de conversion	– 7,9	– 1,0	– 2,5
Bénéfice opérationnel avant variation de BFR	201,7	205,8	427,0
Variation du besoin en fonds de roulement lié à l'activité	– 13,6	– 43,5	– 7,2
Flux de trésorerie provenant des activités opérationnelles	188,1	162,3	419,8
Intérêts financiers nets payés	– 9,6	– 11,3	– 21,3
Impôt sur le résultat payé	– 37,8	– 26,6	– 65,0
Flux de trésorerie nets provenant des activités opérationnelles	140,7	122,4	333,5
Acquisitions d'immobilisations corporelles et incorporelles	– 63,0	– 71,0	– 151,2
Acquisitions de titres de participation	– 63,4	– 15,4	– 14,8
Acquisitions d'autres immobilisations financières	– 7,5	– 5,7	– 5,6
Total investissements	– 133,9	– 92,1	– 171,6
Cessions d'immobilisations incorporelles et corporelles	2,9	4,2	9,7
Cessions d'immobilisations financières (titres participation)		1,6	0,7
Cessions d'immobilisations financières (autres)	0,2	2,3	1,4
Total désinvestissements	3,1	8,1	11,8
Flux issus des investissements	– 130,8	– 84,0	– 159,8
Dividendes versés aux actionnaires			
Distribution mise en paiement	– 5,1	– 9,6	– 12,5
Réduction des capitaux propres			
Rachat d'actions propres			
Remboursements provenant d'emprunts à long terme	– 78,7	– 332,3	– 349,2

	Premier semestre 2005	Premier semestre 2004	2004
Remboursements provenant de contrats de location financement	– 1,3	– 0,8	– 2,3
Besoin de trésorerie (financement)	– 85,1	– 342,7	– 364,0
Dividendes reçus	5,6	0,2	4,9
Augmentation des capitaux propres	3,6	1,1	6,9
Ventes d'actions propres			
Encaissements provenant d'emprunts à long terme	70,5	185,8	72,5
Dégagement de trésorerie (financement)	79,7	187,1	84,3
Flux issus du financement	– 5,4	– 155,6	– 279,7
Incidence des variations des cours des devises	1,6	– 0,2	– 0,9
Variation de la trésorerie nette	6,1	– 117,4	– 106,9
Trésorerie nette d'ouverture	38,1	145,0	145,0
Trésorerie nette de clôture	44,2	27,6	38,1

IV. — Annexe aux comptes consolidés au 30 juin 2005.

1. – Méthodes et principes comptables.

1.1. Principes généraux. — Les comptes consolidés semestriels IFRS du groupe ont été préparés pour la première fois en appliquant les principes de comptabilisation et d'évaluation des normes IFRS adoptées par l'Union européenne au 30 juin 2005 et décrits ci-après.

Ces comptes semestriels ont été présentés en conformité avec les dispositions de l'article 221-5 du règlement AMF, qui prévoient leur établissement soit en application de la norme IAS 34, soit sous forme de comptes intermédiaires intégrant un bilan, un compte de résultat, un tableau de variation des capitaux propres, un tableau de flux de trésorerie, et une annexe.

Cette dernière option ayant été retenue par le groupe, les comptes semestriels n'incluent pas toutes les informations de l'annexe exigées par le référentiel IFRS tel qu'adopté dans l'Union européenne.

Par ailleurs, dans la mesure où les comptes consolidés annuels 2005 et semestriels 2006, ainsi que l'information comparative 2004 et semestrielle 2005 qui leur sera jointe, devront être arrêtés sur la base des principes applicables, respectivement au 31 décembre 2005 et au 30 juin 2006, les informations du présent document relatives au 31 décembre 2004 et au 30 juin 2005 sont susceptibles de devoir être modifiées pour tenir compte des évolutions éventuelles des normes et interprétations IFRS, telles qu'adoptées par l'Union européenne.

Le paragraphe 2 détaille les effets chiffrés, sur les résultats du premier semestre 2004, des divergences entre les IFRS et les principes

— Utilisation d'estimations : Dans le cadre du processus d'établissement des comptes consolidés, l'évaluation de certains postes du bilan nécessite l'utilisation d'hypothèses, estimations ou appréciations. Il s'agit notamment de la valorisation des actifs corporels, incorporels et financiers, de la détermination du montant des provisions pour risques et charges ou des provisions pour dépréciation des stocks. Ces hypothèses, estimations ou appréciations sont établies sur la base d'informations ou situations existantes à la date d'établissement des comptes, qui peuvent se révéler, dans le futur, différentes de la réalité.

1.2. Périmètre et méthodes de consolidation. — Les sociétés du groupe dont la taille est significative font partie du périmètre de consolidation. Les sociétés qui répondent généralement à l'une des trois conditions suivantes sont consolidées :

(En millions d'euros)	Montant (en valeur absolue) supérieur à
Chiffre d'affaires	0,8
Capitaux propres, part du groupe	1,5
Résultat net, part du groupe	0,6

Sont aussi consolidées des sociétés :

— qui n'atteignent pas ces seuils mais qui présentent des synergies avec des sociétés du groupe ;

— sur lesquelles le groupe détient des options d'achat lui donnant la faculté d'exercer un pouvoir de vote ou de restreindre le pouvoir de vote d'un tiers sur les politiques financières et opérationnelles (IAS 27 § 14 et 15).

L'agrégation des sociétés non consolidées est non significative.

L'intégration globale est appliquée aux sociétés sur lesquelles le groupe exerce un contrôle exclusif.

L'intégration proportionnelle est appliquée aux sociétés sur lesquelles le groupe exerce un contrôle conjoint.

La mise en équivalence est adoptée pour les sociétés sur lesquelles le groupe exerce une influence notable dans la gestion et la politique financière.

Toutes les transactions significatives entre les sociétés consolidées globalement sont éliminées. Les transactions avec les sociétés intégrées selon la méthode de l'intégration proportionnelle sont éliminées à hauteur du pourcentage d'intégration.

Les résultats internes à l'ensemble consolidé sont également éliminés.

1.3. Méthode de conversion monétaire. — La conversion des actifs et des passifs des filiales dans la monnaie de présentation du groupe (euro) est faite au taux de change en vigueur à la date de clôture et leurs comptes de résultat sont convertis au taux de change moyen de l'année. Les écarts de change résultant de cette conversion sont affectés directement dans une rubrique distincte des capitaux propres. Le groupe a retenu l'option proposée par IFRS 1 de ne pas se conformer aux dispositions d'IAS 21 « Effets des variations des cours des monnaies étrangères » pour les montants cumulés des différences de conversion qui existent à la date de transition aux IFRS. Ainsi, le montant cumulé des différences de conversion pour toutes les activités à l'étranger est réputé nul au 1er janvier 2004. Lors de la sortie d'une activité à l'étranger, le montant des écarts de change latents accumulés depuis le 1er janvier 2004 (ou depuis la date d'entrée de cette activité dans le périmètre, si ultérieure), est comptabilisé dans le compte de résultat.

Les instruments financiers sur devises sont évalués et comptabilisés conformément au paragraphe 1.20.

1.4. Immobilisations incorporelles :

1.4.1. Frais de développement : Selon la norme IAS 38, les frais de développement sont obligatoirement immobilisés comme des actifs incorporels dès lors que le groupe peut démontrer :

— son intention, sa capacité financière et technique de mener le projet de développement à son terme ;

— qu'il est probable que les avantages économiques futurs attribuables aux dépenses de développement iront au groupe ;

— et que le coût de cet actif peut être évalué de façon fiable.

Les dépenses de développement immobilisées pour les exercices ouverts à compter de janvier 2004 incluent tous les coûts liés au développement, à l'adaptation ou à la mise en valeur de gammes de mobilier urbain, dans le cadre de propositions de contrats ayant une forte probabilité de succès.

Compte tenu du taux de succès de JCDecaux dans le cadre de ses réponses aux appels d'offres de mobilier urbain, le groupe considère légitime d'activer systématiquement les projets liés à des réponses aux appels d'offres. L'amortissement commence lorsque le projet est concrétisé par un succès à l'appel d'offres, et est étalé sur la durée du contrat. En cas d'insuccès, le montant activé est passé en charges.

Aucun coût de développement n'a été activé sur la situation nette d'ouverture IFRS au 1er janvier 2004, le groupe n'ayant pas la possibilité a posteriori d'identifier de façon fiable les coûts répondant à la définition de la norme.

1.4.2. Valorisation de contrats liés à l'activité opérationnelle : L'application de la norme IFRS 3 sur les regroupements d'entreprises conduit à valoriser des contrats liés à l'activité opérationnelle et à les reconnaître en actifs incorporels amortis sur la durée des contrats.

1.4.3. Autres immobilisations incorporelles : Les frais d'établissement ainsi que les frais de recherche sont constatés en charges par nature, dans le compte de résultat, lorsqu'ils sont engagés.

Les brevets sont amortis sur leur durée de vie juridique.

Seuls les logiciels significatifs (de type ERP), individualisés et clairement identifiés, sont immobilisés et amortis sur une durée de 5 ans maximum. Les autres logiciels sont constatés en charges de l'exercice.

1.5. Ecarts d'acquisition. — La norme IFRS 3 requiert l'application de la méthode de l'acquisition qui consiste à évaluer à leur juste valeur les actifs, les passifs et passifs éventuels de l'entreprise acquise, et à porter en écart d'acquisition le différentiel entre le prix payé et la quote-part de situation nette ainsi réévaluée. Cette méthode conduit notamment à valoriser des contrats et à les reconnaître en actifs incorporels. Les éventuels écarts d'acquisition négatifs sont constatés directement au compte de résultat.

Pour les acquisitions réalisées par étapes successives la méthode de l'acquisition est appliquée à chaque transaction jusqu'à la prise de contrôle.

En cas d'augmentation du pourcentage de détention dans les sociétés consolidées par intégration proportionnelle sans changement de méthode de consolidation, et en l'absence d'instructions en normes IFRS, l'écart entre le prix payé et la quote-part de situation nette rachetée évaluée à sa juste valeur donne lieu à la seule constatation d'un écart d'acquisition.

Les écarts d'acquisition ne sont pas amortis mais font l'objet de tests de perte de valeur selon les modalités de la norme IAS 36. Lorsque des circonstances particulières le justifient (modifications profondes et structurelles des conditions techniques, réglementaires ou de marché, en cas de projet de cession ou de rentabilité insuffisante,...), une dépréciation des écarts d'acquisition est constatée, par la constitution d'une perte de valeur conformément à la méthodologie décrite au paragraphe 1.7.

Le groupe a pris l'option d'appliquer de façon prospective la norme IFRS 3 « Regroupement d'entreprises » à partir du 1er janvier 2004.

1.6. Immobilisations corporelles. — Les immobilisations corporelles figurent au bilan à leur coût d'acquisition d'origine.

Les coûts structurels de maintenance des mobiliers urbains sont comptabilisés en charges.

Les coûts actualisés de démontage de mobilier en fin de contrat sont comptabilisés à l'actif et amortis sur la durée des contrats.

— Mobiliers urbains : Les mobiliers urbains (Abribus, Mupis, Seniors, Journaux électroniques d'information (JEI), Sanisettes, Colonnes Morris ...) sont amortis sur la durée de vie moyenne réelle des contrats comprise entre 4 et 20 ans.

— Panneaux d'affichage : Les panneaux d'affichage font l'objet d'un mode d'amortissement propre aux pays concernés, déterminé en fonction de la réglementation et des conditions économiques locales.

La principale méthode d'amortissement est le mode linéaire sur une durée comprise entre 2 et 10 ans.

Les dotations aux amortissements sont déterminées selon les durées normales d'utilisation suivantes :

Durées d'amortissement.

Immobilisations corporelles :	
Bâtiments et constructions	10 à 50 ans
Installations techniques, matériel et outillage (hors mobiliers urbains et panneaux)	5 à 10 ans
Mobiliers urbains et panneaux	2 à 20 ans
Autres immobilisations corporelles :	
Agencements divers, aménagements	5 à 10 ans
Matériel de transport	3 à 10 ans
Matériel informatique	3 à 5 ans
Mobilier	5 à 10 ans

1.7. Evaluation des immobilisations corporelles et incorporelles et des écarts d'acquisition. — En application de la norme IAS 36 « Dépréciation d'actifs », l'évaluation des actifs (immobilisations incorporelles, corporelles et écarts d'acquisition) est revue, en fin d'exercice, en fonction des perspectives de rentabilité future, en comparant la valeur nette comptable de ces actifs et leur valeur d'usage, ce qui peut, le cas échéant, donner lieu à une dépréciation. Ce test est effectué au minimum une fois par an sur la base de la position suivante :

— Les tests de perte de valeur pour les actifs corporels et incorporels sont réalisés au niveau de chaque filiale (Unité génératrice de trésorerie) ;

— Pour les écarts d'acquisition le niveau des tests est déterminé au sein de chaque segment d'activité (Mobilier Urbain, Affichage et Transport) en prenant en compte le niveau de synergies attendu entre les entités. Ainsi pour le segment transport, où la couverture mondiale est un facteur clé de succès pour l'activité tant du point de vue commercial que dans le cadre des renouvellements de contrats, les tests sont réalisés au niveau du segment d'activité. Pour les segments Mobilier Urbain et Affichage, les tests sont effectués au croisement du segment d'activité et du segment géographique, niveau auquel se situent les synergies commerciales et le renouvellement de contrats pour ces segments d'activité ;

— Les valeurs d'utilité prises en compte dans le cadre des tests de perte de valeur sont déterminées sur la base des cash flows futurs attendus avant impôt, actualisés au coût moyen pondéré du capital avant impôt. Ces cash flows sont calculés sur des périodes généralement supérieures à 5 ans, en raison de la nature de l'activité du groupe : contrats de longue durée dans le segment Mobilier Urbain et portefeuille de baux historiquement stable dans le segment Affichage. Dans le segment Transport, pour les aéroports majeurs, l'hypothèse retenue est la prise en compte d'un renouvellement du contrat à l'échéance.

1.8. Titres mis en équivalence. — Les états financiers des sociétés mises en équivalence dans les comptes consolidés du groupe JCDecaux sont retraités aux normes IFRS dès lors que l'impact est jugé significatif à l'échelle du groupe JCDecaux. Ce retraitement est enregistré, que les sociétés mises en équivalence aient ou non l'obligation légale de publier leurs comptes en IFRS.

1.9. Investissements financiers. — Cette rubrique est constituée des titres de participation détenus dans les sociétés n'ayant pas eu d'activité au cours du premier semestre 2005 ou sur lesquelles le groupe n'exerce pas d'influence notable, ou enfin dont la contribution aux états financiers consolidés n'est pas significative en application des conditions fixées au paragraphe 1.2.

Les titres de participation dans les sociétés non consolidées sont maintenus à leur coût d'acquisition que le groupe estime représenter leur juste valeur, en l'absence de marché actif. Ils font l'objet d'une perte de valeur lorsque leur valeur d'usage ou d'utilité, appréciée titre par titre, devient inférieure à leur coût historique. Les valeurs d'usage et d'utilité tiennent compte de la quote-part des capitaux propres, de la valeur probable de recouvrement et des perspectives de rentabilité. Ces variations de valeur sont comptabilisées en capitaux propres. Le caractère définitif d'une perte de valeur conduit néanmoins à enregistrer la diminution de valeur en résultat.

1.10. Stocks. — Les stocks sont composés principalement :

— de pièces nécessaires à la maintenance du mobilier urbain installé,

— de mobiliers urbains et de panneaux d'affichage en pièces détachées ou partiellement montés.

Les stocks sont valorisés à leur coût d'achat moyen pondéré et peuvent également incorporer des coûts internes de montage, des coûts directs ou indirects de production.

Ils sont, le cas échéant, ramenés à la valeur nette de réalisation lorsque celle-ci est inférieure au coût.

1.11. Provisions sur clients et comptes rattachés. — Une provision pour dépréciation des comptes clients est pratiquée lorsque leur valeur de recouvrement est inférieure à leur valeur comptable.

1.12. Trésorerie et équivalents de trésorerie. — La trésorerie et les dépôts à court terme comptabilisés au bilan comprennent la trésorerie en banque, la caisse et les dépôts à court terme.

Les équivalents de trésorerie sont constitués des valeurs mobilières de placement.

Les valeurs mobilières de placement sont évaluées à la juste valeur. Les variations de valeur sont enregistrées en résultat financier.

Pour les besoins du tableau des flux de trésorerie consolidés, la trésorerie nette comprend la trésorerie et les équivalents de trésorerie tels que définis ci-dessus, nets des concours bancaires courants.

1.13. Provision pour retraites et avantages assimilés. — Les engagements du groupe résultant de régimes à prestations définies, ainsi que leur coût, sont déterminés selon la méthode des unités de crédit projetées.

Cette méthode consiste à évaluer l'engagement en fonction du salaire projeté en fin de carrière et des droits acquis à la date d'évaluation, déterminés selon les dispositions de la convention collective, des accords d'entreprise ou des droits légaux en vigueur.

Les hypothèses actuarielles utilisées pour déterminer les engagements varient selon les conditions économiques prévalant dans le pays dans lequel le régime est situé et les hypothèses démographiques propres à chaque société.

Ces régimes sont soit financés, leurs actifs étant alors gérés séparément et indépendamment de ceux du groupe, soit partiellement ou non financés, leurs engagements faisant l'objet d'une provision au bilan.

Pour les avantages postérieurs à l'emploi à prestations définies, les écarts actuariels représentant plus de 10 % du montant des engagements ou de la valeur de marché des placements sont amortis sur la durée résiduelle moyenne de présence des salariés au sein du groupe. Le coût des services passés est amorti, selon un mode linéaire, sur la durée moyenne restant à courir jusqu'à ce que les droits correspondants soient acquis au personnel.

Pour les autres avantages à long terme, les écarts actuariels générés ainsi que le coût des services passés sont immédiatement comptabilisés en charges ou en produits, l'exercice de leur constatation.

Le groupe a retenu l'option proposée par IFRS 1 de comptabiliser tous les écarts actuariels cumulés à la date de transition aux IFRS, dans le cadre de la norme IAS 19.

1.14. Provision pour démontage. — Les coûts destinés au démontage des mobiliers en fin de contrat sont enregistrés en provisions. Ces provisions sont constituées pour la totalité du coût de démontage dès le début du contrat et sont actualisées. En contrepartie le coût de démontage est comptabilisé à l'actif et amorti sur la durée du contrat.

1.15. Plans de souscription et d'achat d'actions à prix unitaire convenu. — Dans le cadre de plans de stock options accordés aux salariés, l'application de la norme IFRS 2 requiert la comptabilisation en charges de la juste valeur des services obtenus, en contrepartie d'une augmentation des capitaux propres au fur et à mesure de leur consommation, la période de consommation des services correspondant par hypothèse à la période d'acquisition des droits à bénéficier des instruments.

La norme est appliquée aux plans postérieurs au 7 novembre 2002 et pour lesquels les droits d'exercice ne sont pas encore acquis au 1er janvier 2004. Le Groupe utilise pour les valoriser le modèle mathématique « Black & Scholes ». Les évolutions de valeur postérieures à la date d'octroi sont sans incidence sur l'évaluation initiale.

1.16. Chiffre d'affaires. — Le chiffre d'affaires du groupe provient principalement de la vente d'espaces publicitaires sur des équipements de mobilier urbain, des panneaux d'affichage et de la publicité dans les transports.

Les ventes d'espaces publicitaires, les locations et les prestations de services sont enregistrées en chiffre d'affaires pour la période pendant laquelle la prestation est exercée.

Le chiffre d'affaires provenant de la vente d'espaces publicitaires est présenté sur une base nette, après déduction des remises commerciales. Pour l'activité affichage et dans certains pays, des commissions sont versées par le groupe aux agences de publicité et aux centrales d'achat d'espaces publicitaires lorsque celles-ci jouent le rôle d'intermédiaires entre le groupe et les annonceurs. Ces commissions sont alors déduites du chiffre d'affaires. Dans les contrats où le groupe paie une redevance variable, ou reverse une partie de ses recettes publicitaires aux concédants, le groupe comptabilise en chiffre d'affaires les recettes publicitaires avant les redevances et reversements aux concédants, et comptabilise les redevances et la partie du chiffre d'affaires reversée en charges d'exploitation dans la mesure où le groupe n'agit pas en tant que mandataire mais assume les risques et avantages liés à l'activité.

Les charges d'escomptes financiers sont déduites du chiffre d'affaires du groupe.

1.17. Marge opérationnelle. — La marge opérationnelle se définit comme le chiffre d'affaires diminué des coûts directs d'exploitation et des coûts commerciaux, généraux et administratifs, à l'exclusion des consommations de pièces détachées au titre de la maintenance, des dotations aux amortissements et provisions nettes et des autres produits et charges. Elle inclut les dotations aux provisions nettes de reprises relatives aux comptes clients.

La marge opérationnelle est impactée des charges d'escompte comptabilisées en moins du chiffre d'affaires et des produits d'escompte enregistrés en moins des coûts directs d'exploitation, d'une part, et des charges de stock options comptabilisées en frais de personnel, d'autre part.

1.18. Résultat d'exploitation. — Le résultat d'exploitation est déterminé à partir de la marge opérationnelle diminuée des consommations de pièces détachées au titre de la maintenance, des dotations aux amortissements et provisions nettes et des autres produits et charges d'exploitation. Les dotations nettes pour dépréciation des stocks sont enregistrées sur la ligne « Pièces détachées maintenance ».

Les autres produits et charges comprennent les plus et moins-values de cession d'actifs corporels et incorporels et les éléments non récurrents.

Les charges nettes liées aux tests de perte de valeur sur les immobilisations corporelles et incorporelles sont enregistrées sur la ligne « Dotations aux amortissements et provisions nettes ».

1.19. Impôts exigibles et différés. — Le groupe comptabilise des impôts différés pour l'ensemble des différences temporaires entre les valeurs fiscales et comptables des actifs et passifs au bilan consolidé. Selon la méthode du report variable, les impôts différés sont calculés en appliquant le dernier taux d'impôt en vigueur. Les actifs d'impôts différés font l'objet d'une provision pour dépréciation lorsque leur réalisation future est improbable.

La charge d'impôt sur le résultat consolidé correspond à l'impôt exigible de chaque entité fiscale consolidée, corrigé des impôts différés.

Les impôts différés enregistrés proviennent pour l'essentiel des retraitements de consolidation (harmonisation des méthodes et durées d'amortissement des immobilisations corporelles et incorporelles), et des différences temporaires entre le résultat social et le résultat fiscal. Des impôts différés actifs sur déficits reportables sont constatés systématiquement et font l'objet d'une provision lorsque leur récupération sur une durée raisonnable n'est pas probable.

1.20. Instruments financiers et valorisation des dettes financières. — Le groupe utilise des instruments financiers dérivés pour se couvrir contre les risques de change et de taux d'intérêt. Ces instruments financiers dérivés sont comptabilisés à la juste valeur, les variations de valeurs ultérieures étant normalement, sauf certains cas particuliers de couverture, enregistrées par contrepartie du compte de résultat.

Une comptabilité de couverture peut être adoptée si une relation de couverture entre l'élément couvert et l'instrument financier est établie et documentée dès la mise en place de la couverture et que son efficacité est démontrée à l'origine et à chaque arrêté comptable. Aujourd'hui, le groupe se limite à la couverture d'actifs et passifs financiers, qui, au sens de la norme IAS 39, peut être de deux types :

— La couverture de juste valeur (Fair Value Hedge) qui a pour objectif de se prémunir contre les variations de juste valeur des actifs, passifs ou engagements fermes à l'origine dues à l'évolution des conditions de marché. On intègre dans cette catégorie, par exemple les swaps receveurs de taux fixe et payeurs de taux variable utilisés pour transformer une dette à taux fixe en dette à taux variable. D'un point de vue comptable, la variation de juste valeur de l'instrument de couverture est enregistrée en contrepartie du compte de résultat. Mais elle est neutralisée par les variations symétriques de juste valeur de l'élément couvert (à l'inefficacité près).

— La couverture de flux de trésorerie (Cash Flow Hedge) utilisée pour se prémunir des variations de flux de trésorerie attribuables à des actifs et passifs existants ou à des transactions futures hautement probables. On classe dans cette catégorie par exemple les swaps payeurs de taux fixe et receveurs de taux variable utilisés pour figer le coût d'un emprunt à taux variable. D'un point de vue comptable, la part efficace de la variation de juste valeur de l'instrument de couverture est enregistrée directement en contrepartie des capitaux propres, et la part inefficace est maintenue au compte de résultat. Le montant pris dans les capitaux propres est reclassé en résultat lorsque l'élément couvert affecte lui-même le résultat. La variation de juste valeur de l'opération couverte ne fait l'objet d'aucune inscription au bilan, ni au compte de résultat.

La relation de couverture est traitée par rapport à un unique paramètre de marché, soit, dans le cas du groupe aujourd'hui, un taux de change ou un taux d'intérêt. Lorsqu'un même instrument dérivé couvre à la fois un risque de taux et un risque de change, les impacts taux et change sont traités séparément.

Pour les dérivés qui ne satisfont pas aux critères de qualification pour la comptabilité de couverture, tout profit ou perte résultant des variations de juste valeur est comptabilisé directement dans le résultat financier de l'exercice.

La comptabilité de couverture cesse lorsque l'instrument de couverture arrive à expiration ou est vendu, résilié ou exercé ou qu'il ne respecte plus les critères de qualification pour la comptabilité de couverture. A ce moment, tout profit ou perte cumulé réalisé sur l'instrument de couverture comptabilisé en capitaux propres est maintenu en capitaux propres jusqu'à ce que la transaction prévue se produise. S'il n'est plus attendu que la transaction couverte se produise, le profit ou la perte net(te) cumulé(e) comptabilisé(e) en capitaux propres est transféré(e) dans le résultat financier de l'exercice.

Par ailleurs, selon les dispositions de la norme, l'évaluation des prêts et emprunts au coût amorti a pour effet de porter les frais d'émission en déduction de la juste valeur initiale du prêt ou de l'emprunt. L'impact résultat lié à l'utilisation d'un taux d'intérêt effectif tel que requis par la norme (taux actuariel tenant notamment compte des frais d'émission), n'est pas significativement différent de celui induit par un réescompte linéaire des frais d'émission. L'amortissement de ce coût est enregistré en charges financières.

1.21. Engagements de rachat de minoritaires. — L'application de la norme IAS 32 induit une reconnaissance au passif d'une dette financière relative aux engagements de rachats de parts des minoritaires dans des filiales du groupe, ceci non seulement pour la partie déjà comptabilisée en intérêts minoritaires (reclassée en dette), mais également pour l'excédent résultant de la valeur actuelle de l'engagement. En l'absence de position de place arrêtée sur le sujet, le groupe a choisi d'imputer la contrepartie de cet excédent en diminution des capitaux propres minoritaires. Des variations ultérieures de la juste valeur de la dette sont comptabilisées en résultat.

1.22. Location financement et location simple. — Les contrats de location financement, qui transfèrent au groupe la quasi-totalité des risques et avantages inhérents à la propriété de l'actif loué, sont comptabilisés au bilan au commencement du contrat de location à la juste valeur du bien loué ou, si celle-ci est inférieure, à la valeur actualisée des paiements minimaux au titre de la location. Les paiements au titre de la location sont ventilés entre la charge financière et l'amortissement de la dette de manière à obtenir un taux d'intérêt périodique constant sur le solde restant dû au passif. Les charges financières sont enregistrées directement au compte de résultat.

Les actifs faisant l'objet d'une location financement sont amortis sur la plus courte de leur durée d'utilité ou de la durée du contrat.

Les contrats de location dans lesquels le bailleur conserve la quasi-totalité des risques et avantages inhérents à la propriété de l'actif sont qualifiés de contrats de location simple. Les paiements au titre des contrats de location simple sont comptabilisés en charges dans le compte de résultat.

1.23. Résultat net par action. — Le calcul du résultat net par action reprend le nombre moyen pondéré d'actions hors stock-options. Le calcul dilué prend en compte l'effet dilutif de l'émission, de l'annulation et de la levée des stock-options. Le nombre pondéré des actions propres rachetées est déduit du nombre moyen pondéré d'actions pris en compte pour le calcul des ratios.

2. – Effet de la première application des IFRS.

2.1. Réconciliation du compte de résultat au 30 juin 2004. — Le tableau ci-dessous présente les impacts du passage aux IFRS sur le compte de résultat du groupe au 30 juin 2004 :

(En millions d'euros)	Premier semestre 2004 Pratique comptable antérieure	Immobilisations corporelles	Location fin.	Provisions	Ecart d'acquisition	Inst. fin.	Rachats minoritaires	Avantages au personne et stock options	Mises en équivalence	Coûts de dév.	Stocks	Except.	Escomptes financiers	Autres	Premier semestre 2004 IFRS	
Chiffre d'affaires net	792,3												– 1,9		790,4	Chiffre d'affaires net
Coûts directs d'exploitation	– 428,9		1,0							0,6			0,4		– 426,9	Coût directs d'exploitation
Coûts commerciaux généraux et administratifs	– 143,3		0,1					– 1,7		0,8				– 0,5	– 144,6	Coûts commerciaux généraux et administratifs
EBITDA	220,1 27,8 %		1,1					– 1,7		1,4			– 1,5	– 0,5	218,9 27,7 %	Marge opérationnelle
Dotations aux amortissements & provisions nettes	– 94,8	19,3	– 0,9	2,7		0,8					2,7	0,1		0,5	– 69,5	Dotations aux amortissements et provisions nettes
		– 10,2									– 2,7				– 12,9	Pièces détachées maintenance
												– 0,7			– 0,7	Autres produits & charges
Résultat d'exploitation	125,3 15,8 %	9,1	0,2	2,7		0,8		– 1,7		1,4	0,0	– 0,6	– 1,5	0,0	135,7 17,2 %	Résultat d'exploitation
Résultat financier	– 12,5		– 0,3	– 2,7		– 0,2	– 1,3					– 0,1	1,5	– 0,6	– 16,2	Résultat financier
Résultat exceptionnel	– 0,7											0,7				
Impôts sur les sociétés	– 41,9	– 2,6				– 0,2				– 0,5					– 45,2	Impôts sur les sociétés
Résultat des sociétés mises en équivalence	2,8								0,5						3,3	Résultat des sociétés mises en équivalence

FILE 82-524

(En millions d'euros)	Premier semestre 2004 Pratique comptable antérieure	Immobilisations corporelles	Location fin.	Provisions	Ecart d'acquisition	Inst. fin.	Rachats minoritaires	Avantages au personne et stock options	Mises en équivalence	Coûts de dév.	Stocks	Except.	Escomptes financiers	Autres	Premier semestre 2004 IFRS	
Amortissement des écarts d'acquisition ..	– 39,5				36,5										– 3,0	Perte de valeur des écarts d'acquisition
Résultat net . . .	33,5	6,5	– 0,1	0,0	36,5	0,4	– 1,3	– 1,7	0,5	0,9	0,0	0,0	0,0	– 0,6	74,6	Résultat net

La nature des impacts de la transition aux IFRS est expliquée en détail, sur la base des résultats annuels 2004, dans les « Commentaires sur le passage aux normes IFRS et impacts chiffrés » communiqués le 31 mars 2005 et inclus dans le rapport annuel 2004.

L'impact des normes IFRS sur le compte de résultat du premier semestre 2004 se caractérise principalement par :

— une augmentation du résultat d'exploitation de 10,4 millions d'euros, liée pour 9,1 millions d'euros aux impacts des retraitements sur les immobilisations corporelles (changement de durée d'amortissement des mobiliers urbains et arrêt de l'activation des consommations de maintenance) ;

— une augmentation du résultat net de 41,1 millions d'euros, liée pour 36,5 millions d'euros à l'annulation de l'amortissement des écarts d'acquisition en IFRS.

3. – Commentaires sur le bilan.

3.1. Evolution du périmètre de consolidation. — Les principales variations de périmètre intervenues au cours du premier semestre 2005 sont les suivantes :

— Entrées de périmètre : La société JCDecaux Pearl & Dean (filiale à Hong-Kong) a créé, fin janvier 2005, une société commune avec les aéroports de Shanghai (SIA/SAA) et la société de média Momentum. Cette nouvelle société, JCDecaux Momentum Shanghai Airport advertising co Ltd, destinée à gérer le contrat de Shanghai gagné en 2004, est consolidée par intégration proportionnelle à hauteur de 35 %.

La société MediaNation Inc. (Chine), acquise pour 38,2 millions d'euros est consolidée pour la première fois en 2005 par intégration globale. Fin avril 2005, la société JCDecaux Pearl & Dean (filiale à Hong-Kong) a acquis 79,67 % de MediaNation Inc. et, courant juin 2005, a porté ce pourcentage de détention à 98,59 % dans le cadre d'une offre publique d'achat.

MediaNation Inc. gère la régie publicitaire du métro de Pékin et de deux lignes du métro de Shanghai. Elle est aussi le principal régisseur publicitaire des bus en République Populaire de Chine (15 villes) et détient un contrat d'installation et d'exploitation publicitaire portant sur 1 000 kiosques à journaux à Shanghai.

La société JCDecaux Asia Singapour a acquis 100 % de la société Texon International, numéro 1 de l'abribus à Hong-Kong, pour un montant de 15,8 millions d'euros. Cette société est consolidée par intégration globale.

La société Cestrian Imaging Ltd (Royaume-Uni), société sur laquelle le groupe exerce un contrôle de fait, est consolidée pour la première fois en 2005 par intégration globale avec prise en compte des intérêts minoritaires à 100 %.

— Variations du pourcentage de détention et des méthodes de consolidation : Le 1er avril 2005, le groupe JCDecaux a racheté pour 6,7 millions d'euros, 25 % complémentaires de la société Univier Communications BV. A l'issue de cette acquisition complémentaire, le groupe JCDecaux détient 100 % du groupe Unicom constitué d'Univier Communications BV (Pays-Bas) et ses filiales à 100 %, JCDecaux Latvija SIA (anciennement JCDecaux Unicom Baltic SIA) (Lettonie), JCDecaux Unicom Eesti OU (Estonie), et JCDecaux Lietuva (anciennement JCDecaux Unicom UAB) (Lituanie). Ces sociétés sont consolidées par intégration globale depuis le 1er avril 2005, le groupe exerçant désormais un contrôle exclusif.

Sur le premier semestre 2005, le groupe a procédé à une restructuration juridique de ses sociétés en Slovénie, précédemment consolidées selon la méthode de l'intégration proportionnelle à hauteur de 50 %. Il en résulte l'entrée de la société Madison dans le périmètre de consolidation et l'évolution du taux d'intégration proportionnelle de l'ensemble des sociétés slovènes, qui sont désormais consolidées au taux de 16,5 %.

Sur le premier semestre 2005, le groupe JCDecaux a racheté pour 23 000 € 2,09 % de la société Red Portuguesa S.A. (Portugal), ce qui porte le pourcentage de détention à 94,86 % dans cette société.

La société DSM Decaux GmbH (Allemagne) est consolidée selon la méthode de l'intégration proportionnelle depuis le premier semestre 2005, le groupe n'ayant plus le contrôle exclusif sur cette société.

Sorties de périmètre : Les trois sociétés Pearl & Dean Group Pty Ltd (Australie), Ilg Aussenwerbung Zacharias GmbH (Allemagne) et Rencar Media Sro (République Tchèque), jugées non significatives, sont déconsolidées au 1er janvier 2005.

3.2. Immobilisations incorporelles. — Au 30 juin 2005, les immobilisations incorporelles nettes s'élèvent à 96,2 millions d'euros contre 40,9 millions d'euros au 31 décembre 2004.

Cette augmentation est liée principalement aux acquisitions sur le premier semestre 2005 de MediaNation Inc., de Texon International et des 25 % restants d'Univier Communications BV.

L'acquisition de MediaNation Inc. a eu un impact net positif de 26,6 millions d'euros sur ce poste au 30 juin 2005 du fait des immobilisations incorporelles nettes figurant dans son bilan à la date d'acquisition.

Par ailleurs, l'application de la méthode de l'acquisition telle que requise par IFRS 3 « Regroupements d'entreprises » a conduit à la reconnaissance comme actifs incorporels de contrats de Mobilier Urbain et de Transport, pour respectivement 4,4 millions d'euros, 10,6 millions d'euros et 11 millions d'euros sur ces trois opérations, en valeur nette comptable au 30 juin 2005. Ces actifs incorporels sont amortis sur la durée des contrats.

Ces valeurs d'actifs incorporels ainsi que les écarts d'acquisition résiduels afférents à ces opérations et détaillés ci-dessous, sont déterminés de manière provisoire et sont susceptibles d'évoluer durant le délai d'affectation de l'écart d'acquisition qui prend fin douze mois après la date de l'acquisition de la participation.

3.3. Ecarts d'acquisition. — Au 30 juin 2005, les écarts d'acquisition représentent 1 055,8 millions d'euros contre 1 041,2 millions d'euros au 31 décembre 2004. La variation des écarts d'acquisition sur le premier semestre 2005 s'explique principalement par la constatation de nouveaux écarts sur les acquisitions des sociétés MediaNation Inc. pour 16,3 millions d'euros, Texon International pour 3,6 millions d'euros et Univier Communications BV pour 2,1 millions d'euros suite au rachat des 25 % complémentaires et par une diminution de 8 millions d'euros pour Univier Communications BV suite à l'affectation d'une partie de l'écart d'acquisition initial de 14,1 millions d'euros en immobilisations incorporelles.

3.4. Immobilisations corporelles. — Au 30 juin 2005, les immobilisations corporelles nettes s'élèvent à 902,2 millions d'euros contre 888 millions d'euros au 31 décembre 2004.

Au 30 juin 2005, les immobilisations corporelles nettes de l'activité Mobilier Urbain s'élèvent à 719,2 millions d'euros contre 708,5 millions d'euros au 31 décembre 2004.

Au 30 juin 2005, les immobilisations corporelles nettes de l'activité Affichage s'élèvent à 152 millions d'euros contre 151,7 millions d'euros au 31 décembre 2004.

Au 30 juin 2005, les immobilisations corporelles nettes de l'activité Transport s'élèvent à 31 millions d'euros contre 27,8 millions d'euros au 31 décembre 2004.

3.5. Immobilisations financières. — Le poste « Immobilisations financières » est constitué des titres mis en équivalence, des investissements financiers et des autres actifs financiers. Ce poste en valeur nette s'élève à 241,5 millions d'euros au 30 juin 2005 contre 234,2 millions d'euros au 31 décembre 2004.

3.6. Stocks. — Les stocks nets au 30 juin 2005 s'élèvent à 88,2 millions d'euros contre 75,8 millions d'euros au 31 décembre 2004.

3 7. Variation des capitaux propres :

(En millions d'euros)	Part du groupe								Minoritaires	Total
	Capital	Primes d'émission	Actions propres	Réserves non distribuées	Autres réserves			Total		
					Instruments financiers	Investissements financiers	Réserve de conversion			
Capitaux propres au 31 décembre 2003	3,4	923,6	– 2,1	511,8	– 0,1	– 0,7	0,0	1 435,9	– 13,7	1 422,2
Résultat de l'exercice				156,2				156,2	9,2	165,4
Variation des écarts de conversion							– 2,6	– 2,6	0,2	– 2,4
Augmentation de capital . .		6,1						6,1		6,1
Distributions de dividendes								0	– 12,5	– 12,5

(En millions d'euros)	Part du groupe								Minoritaires	Total
					Autres réserves					
	Capital	Primes d'émission	Actions propres	Réserves non distribuées	Instruments financiers	Investissements financiers	Réserve de conversion	Total		
Paiements en actions		3,5						3,5		3,5
Variations de périmètre								0	– 0,1	– 0,1
Autres				1,1				1,1	0,5	1,6
Capitaux propres au 31 décembre 2004	3,4	933,2	– 2,1	669,1	– 0,1	– 0,7	– 2,6	1 600,2	– 16,4	1 583,8
Résultat de l'exercice				83,3				83,3	4,4	87,7
Variation des écarts de conversion							9,6	9,6	0,1	9,7
Augmentation de capital (1)		3,6						3,6		3,6
Distributions de dividendes								0,0	– 5,1	– 5,1
Paiements en actions		2,1						2,1		2,1
Annulation des actions propres			2,1	– 2,1				0,0		0,0
Variations de périmètre								0,0	– 5,5	– 5,5
Total au 30 juin 2005	3,4	938,9	0,0	750,3	– 0,1	– 0,7	7,0	1 698,8	– 22,5	1 676,3

(1) Augmentation de capital et prime d'émission chez JCDecaux S.A. suite aux levées d'options de souscription d'actions.

3.8. Endettement financier net. — L'endettement financier net du groupe se décompose comme suit :

(En millions d'euros)	30/06/05	31/12/04
Dette financière nette « Economique » (1)	466,5	468,9
Impact IAS 39	– 19,7	– 35,7
Impact IAS 32 (engagement de rachat de minoritaires)	61,3	60,0
Endettement financier net au bilan	508,1	493,2

(1) Nette de la trésorerie nette pour 44,2 millions d'euros au 30 juin 2005 et 38,1 millions d'euros au 31 décembre 2004.

Au 30 juin 2005, l'endettement financier net s'élève à 508,1 millions d'euros contre 493,2 millions d'euros au 31 décembre 2004, soit une augmentation de 14,9 millions d'euros. Cette augmentation est principalement due à l'augmentation de la valeur de la dette libellée en Dollar américain du fait de la hausse du Dollar américain contre Euro depuis le 31 décembre 2004.

L'endettement financier net est impacté au 30 juin 2005 de l'application de l'IAS 39 pour – 19,7 millions d'euros, de la reconnaissance d'engagements de rachats de minoritaires pour 61,3 millions d'euros et des dettes liées aux locations financement pour 12 millions d'euros, contre respectivement – 35,7 millions d'euros, 60 millions d'euros et 11,4 millions d'euros au 31 décembre 2004.

Par ailleurs, JCDecaux S.A. a entièrement remboursé la ligne de crédit revolver confirmée mise en place en 2003 et a mis en place une nouvelle ligne de même nature pour un montant de 540 millions d'euros. Au 30 juin 2005, 65 millions d'euros sont tirés sur cette ligne.

4. – Commentaires sur le compte de résultat.

4.1. Chiffre d'affaires. — Le chiffre d'affaires consolidé au 30 juin 2005 s'élève à 833,7 millions d'euros, soit une augmentation de 5,5 % par rapport au 30 juin 2004 (790,4 millions d'euros).

L'activité à périmètre et taux de change constants, en progression de 5,1 % au 30 juin 2005, reflète la performance soutenue du Mobilier Urbain et la poursuite de la croissance de l'activité Transport.

Le chiffre d'affaires de l'activité mobilier urbain se situe au 30 juin 2005 à 454,9 millions d'euros, en hausse de 5,9 % par rapport au premier semestre 2004 (429,4 millions d'euros). La nouvelle méthode de consolidation de la société allemande DSM-Decaux, intégrée depuis le 1er janvier 2005 selon la méthode proportionnelle à hauteur de 50 %, alors qu'elle l'était selon la méthode globale précédemment, a un impact négatif sur le chiffre d'affaires comparé à la même période de l'année dernière.

A périmètre et taux de change constants et en neutralisant le reclassement de chiffre d'affaires effectué en 2005 entre activités, le chiffre d'affaires organique du mobilier urbain s'établit en hausse de 5,9 % par rapport au premier semestre 2004, avec une progression de 6,7 % pour le chiffre d'affaires publicitaire. Cette performance provient en particulier de la croissance élevée réalisée par plusieurs pays européens, comme la Grande-Bretagne, la Suède, le Portugal et l'Espagne, qui bénéficient d'une progression à deux chiffres. En France, l'activité publicitaire est restée stable. Aux Etats-Unis, la croissance continue sur un rythme soutenu, tandis que l'Asie enregistre une progression à deux chiffres, portée par la Corée, le Japon et la Thaïlande.

Le chiffre d'affaires de l'activité Affichage se situe au 30 juin 2005 à 214,4 millions d'euros, en recul de 0,2 % par rapport au premier semestre 2004 (214,9 millions d'euros).

A périmètre et taux de change constants, le chiffre d'affaires organique de l'Affichage se situe en baisse de 0,2 % par rapport au premier semestre 2004, notamment du fait de l'affaiblissement du marché publicitaire au deuxième trimestre en Grande-Bretagne et en France. Le marché s'est avéré porteur en Irlande et en Espagne. En revanche, l'activité a reculé en Autriche, en Belgique et en Italie.

Le chiffre d'affaires de l'activité Transport se situe au 30 juin 2005 à 164,4 millions d'euros, en progression de 12,5 % par rapport au premier semestre 2004 (146,1 millions d'euros). Il bénéficie pour la première fois de la contribution de MediaNation Inc. en Chine, entité acquise et entrée au périmètre au cours du deuxième trimestre 2005.

A périmètre et taux de change constants et en neutralisant le reclassement de chiffre d'affaires effectué en 2005 entre certaines activités, le chiffre d'affaires organique du Transport progresse de 10,2 % par rapport au premier semestre 2004. La plupart des pays européens profitent d'une croissance interne à deux chiffres Grande-Bretagne, Allemagne, Norvège, Autriche, Espagne. En revanche, comme sur le Mobilier Urbain et l'Affichage, le marché est plus difficile en France, ainsi qu'au Portugal, où l'activité avait particulièrement profité des retombées de l'euro 2004 l'année dernière. En Asie, l'activité de Hong-Kong connaît également une croissance très significative.

4.2. Marge opérationnelle. — La marge opérationnelle est le principal agrégat utilisé par le groupe pour mesurer la rentabilité de ses activités.

Au 30 juin 2005, la marge opérationnelle du groupe est de 229,1 millions d'euros, en hausse de 4,7 % par rapport à la marge opérationnelle au 30 juin 2004 (218,9 millions d'euros).

Ce montant représente 27,5 % du chiffre d'affaires consolidé, contre 27,7 % pour la même période de l'année dernière.

L'impact des variations de périmètre entre juin 2004 et juin 2005 contribue à ce léger recul. Ceci provient en particulier du changement de méthode de consolidation de la société DSM-Decaux.

Par ailleurs, une part importante de la hausse de chiffre d'affaires constatée entre juin 2004 et juin 2005 provient du segment transport, activité à marge opérationnelle plus réduite que celle des activités Mobilier Urbain et Affichage.

La marge opérationnelle de l'activité Mobilier Urbain a atteint 191,3 millions d'euros au premier semestre 2005, en hausse de 2,7 % par rapport au 30 juin 2004 (186,2 millions d'euros).

La marge opérationnelle de l'activité Affichage a atteint 29,8 millions d'euros au premier semestre 2005, en hausse de 15,1 % par rapport au 30 juin 2004 (25,9 millions d'euros).

La marge opérationnelle de l'activité Transport se situe à 8 millions d'euros au premier semestre 2005, en hausse de 17,6 % par rapport au 30 juin 2004 (6,8 millions d'euros).

Par rapport à fin juin 2004, la répartition de la marge opérationnelle du groupe par zone géographique se caractérise par une progression significative de la zone « Reste de l'Europe » (47,4 % contre 45,2 % pour la même période en 2004) et de la zone Asie-Pacifique (3,1 % contre 1,1 % pour la même période en 2004, du fait de l'impact des acquisitions en Chine et à Hong-Kong, ainsi que de la croissance soutenue à Hong-Kong, en Thaïlande, au Japon et en Corée).

En revanche, la part de la France dans la marge opérationnelle totale du groupe est en recul (39,4 % contre 43,6 % pour la même période en 2004), dans un contexte de marché publicitaire atone, ainsi que celle du Royaume-Uni (9,2 % contre 9,5 % pour la même période en 2004).

4.3. Résultat d'exploitation. — Le résultat d'exploitation du groupe JCDecaux se situe à 138,3 millions d'euros au premier semestre 2005, contre 135,7 millions d'euros sur la même période en 2004, soit une progression de 1,9 %. Cette croissance, alimentée par la hausse de 4,7 % de la marge opérationnelle sur la période, est pénalisée par l'enregistrement d'une amende de 10 millions d'euros prononcée par le Conseil de la Concurrence en France. Le groupe a fait appel de cette décision.

Au 30 juin 2005, la contribution de chaque activité au résultat d'exploitation du groupe se répartit comme suit :

— Mobilier Urbain : 88,1 % comparés à 89,4 % pour la même période de l'an dernier ;

— Affichage : 10,3 % comparés à 8,0 % pour la même période de l'an dernier ;

— Transport : 1,6 % comparés à 2,6 % pour la même période de l'an dernier.

Par rapport à fin juin 2004, la répartition du résultat d'exploitation du groupe par zone géographique se caractérise par une baisse du poids de la France sur le total groupe (35,6 % contre 43,8 % antérieurement), au profit des autres zones du monde.

Sur les autres zones, on constate une diminution des pertes d'exploitation de l'Amérique du Nord et du « Reste du monde », ainsi qu'une forte progression du résultat d'exploitation de la zone « Reste de l'Europe », qui représente 53,8 % du total groupe à fin juin 2005 contre 48,5 % à fin juin 2004.

Le résultat d'exploitation de la zone « Asie-Pacifique » s'établit à 2,7 M€, en progression de 58 % par rapport à la même période de l'année dernière. A fin juin 2005, le résultat d'exploitation de cette zone représente 2 % du montant total groupe, contre 1,3 % à fin juin 2004.

4.4. Résultat financier. — Le résultat financier au 30 juin 2005 est de – 9,7 millions d'euros par rapport à – 16,2 millions d'euros sur la même période de l'exercice précédent.

Cette amélioration du résultat financier s'explique par l'amélioration du résultat de change à hauteur de 5,2 millions d'euros et par la baisse des charges financières à hauteur de 1,3 million d'euros.

4.5. Impôts sur les bénéfices. — Au 30 juin 2005, les impôts sur les bénéfices représentent une charge de 45,2 millions d'euros dont 37,7 millions d'euros d'impôts courants et 7,5 millions d'euros d'impôts différés. Le taux effectif d'impôt avant perte de valeur des écarts d'acquisition et quote-part de résultats des sociétés mises en équivalence est de 35,1 % au 30 juin 2005 contre 36,6 % au 31 décembre 2004 et 37,8 % au 30 juin 2004.

La baisse du taux effectif d'impôt s'explique principalement par :

— une baisse des taux nationaux, en France en particulier, et également en Autriche, aux Pays-Bas et en Finlande,

— des reprises de provisions sur impôts différés du fait de meilleurs résultats, notamment en Espagne.

4.6. Sociétés mises en équivalence. — La quote-part dans les résultats des sociétés mises en équivalence est de 4,3 millions d'euros au 30 juin 2005 contre 3,3 millions d'euros au 30 juin 2004. Ce montant est principalement composé de la quote-part de résultat de la société Affichage Holding (Suisse) pour 2,4 millions d'euros.

5. – Note sur le tableau des flux de trésorerie.

Les flux de trésorerie provenant des activités opérationnelles sur le premier semestre 2005 représentent 188,1 millions d'euros contre 162,3 millions d'euros au 30 juin 2004.

— Le bénéfice opérationnel avant variation de besoin en fonds de roulement s'élève à 201,7 millions d'euros contre 205,8 millions d'euros à fin juin 2004 ;

— La variation de – 13,6 millions d'euros du besoin en fonds de roulement, est due principalement à une augmentation des stocks en France.

Les intérêts financiers nets payés ressortent à – 9,6 millions d'euros au 30 juin 2005 contre – 11,3 millions d'euros au 30 juin 2004.

L'impôt sur le résultat payé ressort à – 37,8 millions d'euros au 30 juin 2005 contre – 28,6 millions d'euros au 30 juin 2004.

Les flux nets issus des investissements ont représenté – 130,8 millions d'euros sur le premier semestre 2005. Ils sont composés, d'une part des investissements corporels et incorporels nets pour – 60,1 millions d'euros principalement en France, en Autriche et en Amérique du Nord, d'autre part, des acquisitions financières nettes pour – 70,7 millions d'euros avec notamment l'acquisition de MediaNation Inc. et de Texon International en Asie et le rachat des 25 % complémentaires dans le groupe Unicom.

Les flux nets issus du financement sont de – 5,4 millions d'euros en juin 2005.

6. – Informations sectorielles.

6.1. Par secteur d'activité :

(En millions d'euros)	Chiffre d'affaires	Marge opérationnelle	Résultat d'exploitation
Mobilier Urbain :			
30 juin 2005	454,9	191,3	121,8
31 décembre 2004	882,0	385,6	243,7
30 juin 2004	429,4	186,2	121,3
Affichage :			
30 juin 2005	214,4	29,8	14,3
31 décembre 2004	432,6	58,2	29,8
30 juin 2004	214,9	25,9	10,9
Transport :			
30 juin 2005	164,4	8,0	2,2
31 décembre 2004	312,7	20,5	13,6
30 juin 2004	146,1	6,8	3,5
Total :			
30 juin 2005	833,7	229,1	138,3
31 décembre 2004	1 627,3	464,3	287,1
30 juin 2004	790,4	218,9	135,7

6.2. Par zone géographique :

(En millions d'euros)	Chiffre d'affaires	Marge opérationnelle	Résultat d'exploitation
France :			
30 juin 2005	278,7	90,3	49,3
31 décembre 2004	559,8	193,0	110,9
30 juin 2004	279,9	95,5	59,5
Royaume-Uni :			
30 juin 2005	124,4	21,1	13,5
31 décembre 2004	245,0	45,5	30,1
30 juin 2004	115,9	20,8	12,1
Reste de l'Europe :			
30 juin 2005	320,7	108,5	74,4
31 décembre 2004	612,3	199,4	133,4
30 juin 2004	303,6	98,9	65,8
Amérique du Nord :			
30 juin 2005	44,7	2,5	– 0,5
31 décembre 2004	99,7	15,0	6,1
30 juin 2004	43,4	2,1	– 1,8
Asie-Pacifique :			
30 juin 2005	61,1	7,2	2,7
31 décembre 2004	103,0	11,9	8,2
30 juin 2004	44,6	2,4	1,7
Reste du monde :			
30 juin 2005	4,1	– 0,5	– 1,1
31 décembre 2004	7,5	– 0,5	– 1,6
30 juin 2004	3,0	– 0,8	– 1,6
Total :			
30 juin 2005	833,7	229,1	138,3
31 décembre 2004	1 627,3	464,3	287,1
30 juin 2004	790,4	218,9	135,7

7. – Evénements subséquents.

Le groupe JCDecaux a signé avec Publicis Groupe un accord sur les principes de la réorganisation de leur portefeuille de participations. Aux termes de cet accord le groupe JCDecaux devrait racheter la participation de 50 % détenue par MRE dans les trois sociétés SOPACT (France), JCDecaux Nederland et VKM BV (Pays-Bas), et prendre une participation de 33 % dans le groupe Metrobus. Le montant de la transaction s'élève à 110 millions d'euros. La signature des accords définitifs devrait intervenir avant le 31 décembre 2005.

Le groupe JCDecaux s'est porté candidat à la privatisation de DERG en Allemagne. Le groupe a été sélectionné et reste en attente de la décision de la Deutsche Bahn. La réponse n'était pas connue à la date d'arrêté des comptes semestriels par le directoire.

V. — **Rapport semestriel d'activité et des résultats consolidés.**

1. – Evénements du semestre.

Sur le premier semestre 2005, le groupe a acquis pour 15,8 millions d'euros, 100 % de la société Texon International, numéro 1 de l'abribus à Hong-Kong, et pour 38,2 millions d'euros 98,59 % de la société MediaNation Inc. (Chine). MediaNation Inc. gère la régie publicitaire du métro de Pékin et de deux lignes du métro de Shanghai. Elle est aussi le principal régisseur publicitaire des bus en République Populaire de Chine (15 villes) et détient un contrat d'installation et d'exploitation publicitaire portant sur 1 000 kiosques à journaux à Shanghai.

Le 1er avril 2005, le groupe JCDecaux a racheté pour 6,7 millions d'euros, 25 % complémentaires de la société Univier Communications BV. A l'issue de cette acquisition complémentaire, le groupe JCDecaux détient 100 % du groupe Unicom constitué d'Univier Communications BV (Pays-Bas) et ses filiales à 100 %, JCDecaux Latvija SIA (anciennement JCDecaux Unicom Baltic SIA) (Lettonie), JCDecaux Unicom Eesti OU (Estonie), et JCDecaux Lietuva (anciennement JCDecaux Unicom UAB) (Lituanie).

JCDecaux S.A. a entièrement remboursé la ligne de crédit revolver confirmée mise en place en 2003 et a mis en place une nouvelle ligne de même nature pour un montant de 540 millions d'euros. Au 30 juin 2005, 65 millions d'euros sont tirés sur cette ligne.

2. – Chiffre d'affaires consolidé.

Au 30 juin 2005, le chiffre d'affaires du groupe JCDecaux se situe à 833,7 millions d'euros contre 790,4 millions d'euros pour les six premiers mois de l'année 2004, soit une progression de 5,5 %.

A périmètre et taux de change constants, le chiffre d'affaires du groupe est en hausse de 5,1 % au 30 juin 2005. La croissance interne du chiffre d'affaires reflète la performance soutenue du Mobilier Urbain et la poursuite de la croissance de l'activité Transport.

3. – Résultats consolidés.

La marge opérationnelle du groupe JCDecaux se situe à 229,1 millions d'euros au premier semestre 2005, contre 218,9 millions d'euros sur la même

FILE 82-5247

période en 2004, en progression de 4,7 %. Ce montant représente 27,5 % du chiffre d'affaires consolidé contre 27,7 % pour la même période de l'année dernière. L'impact des variations de périmètre contribue à ce léger recul. Par ailleurs une part importante de la hausse de chiffre d'affaires constatée entre juin 2004 et juin 2005 provient du segment transport, activité à marge opérationnelle plus réduite que celle des activités Mobilier Urbain et Affichage.

Les « dotations aux amortissements et provisions nettes » s'élèvent à 67,3 millions d'euros au premier semestre 2005, contre 69,6 millions d'euros au 30 juin 2004.

Le poste « pièces détachées maintenance » s'élève à – 13,6 millions d'euros sur le premier semestre 2005 contre – 12,9 millions d'euros sur le premier semestre 2004.

Les « autres produits et charges » s'élèvent à – 9,9 millions d'euros au 30 juin 2005 contre – 0,7 million d'euros sur le premier semestre 2004. Ils sont impactés d'une amende de 10 millions d'euros prononcée par le Conseil de la concurrence en France.

Le résultat d'exploitation qui s'élève à 138,3 millions d'euros contre 135,7 millions d'euros au 30 juin 2004, est en hausse de 1,9 %.

A la fin du premier semestre, le résultat financier ressort à – 9,7 millions d'euros, contre – 16,2 millions d'euros au 30 juin 2004, soit une amélioration de 6,5 millions d'euros.

Les impôts sur les bénéfices s'élèvent à 45,2 millions d'euros, soit un taux d'impôt effectif de 35,1 % contre 37,8 % au premier semestre 2004. Cette diminution du niveau du taux d'impôt effectif est liée principalement, à la baisse de taux d'imposition nationaux (en France notamment, et également en Autriche, aux Pays-Bas et en Finlande), et à des reprises de provisions sur impôts différés du fait de meilleurs résultats, notamment en Espagne.

La quote-part dans les résultats des sociétés mises en équivalence, soit 4,3 millions d'euros, provient principalement de la participation dans la société suisse Affichage Holding.

Aucune perte de valeur des écarts d'acquisition n'a été constatée sur le premier semestre 2005 (contre 3 millions d'euros sur le premier semestre 2004).

Le résultat net de l'ensemble consolidé est de 87,7 millions d'euros au 30 juin 2005, contre 74,6 millions d'euros au 30 juin 2004, la part du groupe représentant 83,3 millions d'euros contre 69,3 millions d'euros au 30 juin 2004.

Les flux nets provenant des activités opérationnelles sont en progression, atteignant 140,7 millions d'euros au 30 juin 2005 contre 122,4 millions d'euros l'année dernière à la même période.

Les flux issus des investissements se sont élevés à – 130,8 millions d'euros contre – 84 millions d'euros au 30 juin 2004. Ils sont constitués d'une part, des investissements corporels et incorporels nets pour – 60,1 millions d'euros principalement en France, en Autriche et en Amérique du Nord, d'autre part des acquisitions financières nettes pour – 70,7 millions d'euros avec notamment l'acquisition de MediaNation Inc. et de Texon International en Asie, et le rachat des 25 % complémentaires dans le groupe Unicom.

Les besoins nets issus du financement s'élèvent à – 5,4 millions d'euros sur le premier semestre 2005.

L'ensemble de ces éléments se traduit par une variation de trésorerie nette positive de 6,1 millions d'euros et un niveau d'endettement net de 508,1 millions d'euros au 30 juin 2005, contre 493,2 millions d'euros au 31 décembre 2004 et 651,2 millions d'euros au 30 juin 2004.

4. – Résultats de la société-mère.

Au cours du premier semestre 2005, la société mère JCDecaux SA, détenue à 69,83 % par la société JCDecaux Holding, présente un chiffre d'affaires de 285,7 millions d'euros et un résultat net de 98,5 millions d'euros contre respectivement 283,3 millions d'euros et 148,3 millions d'euros en 2004 sur la même période.

5. – Perspectives.

Le groupe JCDecaux, sur les six premiers mois de l'exercice 2005, a poursuivi avec succès son implantation sur le continent asiatique où l'on observe une croissance rapide des marchés publicitaires. Les derniers développements au Japon et en Chine marquent le début d'une plus forte présence en Asie, zone géographique bénéficiant du taux de croissance le plus élevé du monde.

VI. — Rapport des commissaires aux comptes sur l'examen limité des comptes consolidés intermédiaires.

En notre qualité de commissaires aux comptes et en application de l'article L. 232-7 du Code de commerce, nous avons procédé à :

— l'examen limité du tableau d'activité et de résultats présenté sous la forme de comptes semestriels consolidés de la société JCDecaux SA, relatifs à la période du 1er janvier au 30 juin 2005, tels qu'ils sont joints au présent rapport ;

— la vérification des informations données dans le rapport semestriel.

Ces comptes semestriels consolidés ont été établis sous la responsabilité du directoire. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.

Dans la perspective du passage au référentiel IFRS tel qu'adopté dans l'Union européenne, pour l'établissement des comptes consolidés de l'exercice 2005, les comptes semestriels consolidés ont été préparés pour la première fois en appliquant, d'une part, les principes de comptabilisation et d'évaluation des normes IFRS adoptées dans l'Union européenne tels que décrits dans les notes annexes et, d'autre part, les règles de présentation et d'information applicables aux comptes intermédiaires, telles que définis dans le Règlement général de l'AMF. Ils comprennent à titre comparatif des données relatives à l'exercice 2004 et au premier semestre 2004 retraitées selon les mêmes règles.

Nous avons effectué notre examen limité selon les normes professionnelles applicables en France ; ces normes requièrent la mise en oeuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes semestriels consolidés ne comportent pas d'anomalies significatives. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en œuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente, les informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause la conformité, dans tous leurs aspects significatifs, des comptes semestriels consolidés au regard, d'une part, des principes de comptabilisation et d'évaluation des normes IFRS adoptées dans l'Union européenne tels que décrits dans les notes annexes et, d'autre part, des règles de présentation et d'information applicables aux comptes intermédiaires, telles que définis dans le règlement général de l'AMF.

Sans remettre en cause la conclusion exprimée ci-dessus, nous attirons votre attention sur la note 1.1 de l'annexe qui expose :

— les options retenues pour la présentation des comptes semestriels consolidés qui, conformément aux dispositions de l'article 221-5 du règlement AMF dans le cadre de l'option des règles de comptabilisation et d'évaluation des normes IFRS, n'incluent pas toutes les informations de l'annexe exigées par le référentiel IFRS tel qu'adopté dans l'Union européenne ;

— les raisons pour lesquelles l'information comparative qui sera présentée dans les comptes consolidés au 31 décembre 2005 et dans les comptes consolidés semestriels au 30 juin 2006 pourrait être différente des comptes joints au présent rapport.

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes semestriels consolidés sur lesquels a porté notre examen limité.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes semestriels consolidés.

Paris et Neuilly-sur-Seine, le 13 septembre 2005.

Les commissaires aux comptes :

Fiduciaire Revisunion, Mazars: MICHEL ROSSE ; CLAUDE CHEZAUD ;

Barbier Frinault & Autres, Ernst & Young : GILLES GALIPPE.

98236

LAGARDERE SCA

Société en commandite par actions au capital social de 858 993 978,50 €, divisé en 140 818 685 actions de 6,10 € nominal.
Siège social : 4, rue de Presbourg, 75116 Paris.
320 366 446 R.C.S. Paris.

A. — Comptes semestriels consolidés.

I. — Bilan consolidé au 30 juin 2005.

(En millions d'euros.)

Actif	30/06/05	31/12/04
Immobilisations incorporelles	1 717	1 611
Ecarts d'acquisition	2 546	2 468
Immobilisations corporelles	2 643	2 512
Titres mis en équivalence	1 507	1 523
Autres actifs non courants	1 280	620
Impôts différés – Actif	489	457
Actifs non courants	10 182	9 191
Stocks et en-cours	2 782	2 420
Créances clients et comptes rattachés	1 907	1 935
Autres actifs courants	1 363	1 049
Placements financiers et trésorerie	2 353	3 371
Actifs courants	8 405	8 775
Total Actif	18 587	17 966

Passif	Notes	30/06/05	31/12/04
Capital social		864	859
Primes et réserves		3 421	2 537
Résultat de la période (part du Groupe)		267	495
Intérêts des minoritaires		358	272
Capitaux propres		4 910	4 163